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02012291

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release   *January 30, 2001*   **STORAENSO**

Kanavaranta 1
00150 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso's Board proposals to the Annual General Meeting

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso's Board has in its meeting today decided to propose the following to the Annual General Meeting to be held in Helsinki on Tuesday 19 March 2002.

Matters to be resolved by the AGM pursuant to Article 14 of the Articles of Association of the Company.

A proposal by the Board of Directors to reduce the registered share capital of the Company through the cancellation of shares in the Company held by the same.

The share capital will be reduced by not more than EUR 76 950 500 through the cancellation of not more than 9 679 000 Series A shares held by the Company and not more than 35 586 000 Series R shares held by the Company. The shares proposed to be cancelled have been repurchased by the Company on the basis of its established programme for the repurchase of its own shares. The exact number of the shares of each series to be cancelled will be determined by the AGM.

A proposal by the Board of Directors to authorise the Board of Directors to repurchase shares in the Company as follows:

According to the proposal the Board of Directors would be authorised to use the distributable equity of the Company to repurchase shares in the Company provided that the number of Series A shares and Series R shares to be repurchased shall be proportionate to the total number of issued and existing Series A and Series R shares. Further, the number of repurchased Series A shares shall not be more than five (5) per cent of the total number of Series A shares in the Company at the time of the AGM and the total number of repurchased Series R shares not more than five (5) per cent of the total number of Series R shares in the Company at the time of the AGM. Finally, shares in the Company will not be repurchased by the same if the repurchase would lead to the total accounting par value of the shares in the Company held by the same or its subsidiaries, or of the voting power of such shares after the repurchase, exceeding five (5) per cent of the share capital of the Company or the total voting power of all shares issued by the Company and existing at the time. On the basis of the registered share capital of the Company and the number of shares issued by the same on 30 January 2002, the authorisation would entitle the Company to repurchase approximately 9 100 000 Series A and approximately 35 400 000 Series R shares. The exact maximum number of the shares of each series that can be repurchased on the basis of the authorisation will be determined by the AGM.

Shares cannot be repurchased by the Company other than in public trading and at the price prevailing at the time of the repurchase in such public trading.

Stora Enso Oyj
Business ID 1039050-8

Shares can be repurchased for the purpose of developing the capital structure of the Company, to be used in the financing of corporate acquisitions and other transactions or for the purpose of being sold or otherwise transferred or cancelled. The cancellation of shares requires a separate resolution by a Shareholders' Meeting to reduce the share capital of the Company.

The Board of Directors shall be authorised to decide on other terms and conditions relating to the repurchase of its own shares. The authorisation shall be valid up to and including 18 March 2003.

A proposal by the Board of Directors to authorise the Board of Directors to dispose of shares in the Company held by the same as follows:

According to the proposal, the Board of Directors would be authorised to dispose of Series A and Series R shares in the Company held by the same up to a maximum number of shares corresponding to the maximum numbers set forth above with respect to the authorisation to repurchase the Company's own shares.

It is proposed that the Board of Directors shall be authorised to decide to whom and in which manner the shares in the Company shall be disposed of. The shares can be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements and can also be sold in public trading.

The Board of Directors shall be authorised to decide on the sales price or other consideration for the shares as well as on the basis for the determination of such consideration and the shares can be disposed of for other consideration than cash.

The Board of Directors shall be authorised to decide on all other terms and conditions of the disposal. The authorisation shall be valid up to and including 18 March 2003.

Board composition and auditors

Shareholders representing more than 50 per cent of the votes in the Company have confirmed that they will propose to the AGM that the present members of the Board of Directors, Josef Ackermann, Krister Ahlström, Claes Dahlbäck, Harald Einsmann, Björn Hägglund, Jukka Härmälä, George W. Mead, Ilkka Niemi, Paavo Pitkänen, Jan Sjöqvist and Marcus Wallenberg be re-elected to continue in their office until the end of the following AGM.

The above mentioned shareholders have further confirmed that they will propose to the AGM that Authorised Public Accountants SVH Pricewaterhouse Coopers Oy be elected to act as an auditor of the Company until the end of the following AGM.

Dividend

The Board of Directors has decided to propose to the AGM the distribution by the Company of a dividend for the year 2001 in an amount of EUR 0,45 per share. The Board of Directors has determined that the dividend record date relative to the payment of dividends for the year 2001 is 22 March 2002. The Board of Directors proposes to the AGM that the dividend payment is effected by the Company on 5 April 2002.

For more information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023
Scott Deitz, Vice President, Communications and Investor Relations, Stora Enso North America, tel. 715 422 1521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2002   STORA ENSO CORPORATION

By: /s/ Esko Mäkeläinen
         Esko Mäkeläinen
         Senior Executive Vice President,
         Accounting and Legal affairs

By: /s/ Jyrki Kurkinen
         Jyrki Kurkinen
         General Counsel